UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January, 2025

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Reconquista 330

C1003ABF Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item

1.	Grupo Supervielle S.A. –Sale of own shares in accordance with Article 67 of the Capital Market Law and the Regulations of the National Securities Commission (Comisión Nacional de Valores).

Autonomous City of Buenos Aires, January 22, 2025

Messrs.

Comisión Nacional de Valores

Bolsas y Mercados Argentinos S.A.

Mercado Abierto Electrónico S.A.

Present

Re: Relevant Fact. Sale of own shares in accordance with Article 67 of the Capital Market Law and the Regulations of the National Securities Commission (Comisión Nacional de Valores)

Dear Sirs:

Grupo Supervielle S.A. (NYSE: SUPV; BYMA: SUPV), (“Supervielle” or the “Company”), an Argentine financial services company with a nationwide presence, informs that on January 22, 2025, the Company’s Board of Directors approved the sale of up to 4,567,223 Grupo Supervielle Class B shares in its portfolio, in accordance with the provisions of Article 67 of Law 26,831 and the regulations of the National Securities Commission (hereinafter, the “CNV”).

This decision took into consideration the following grounds: (i) the period between August 2025 and April 2026 will be the maximum period for the disposal of the current shares in the portfolio from their acquisition, pursuant to the aforementioned Article 67 of the LMC, (ii) the current market conditions represent an opportunity to inject greater liquidity into the market, previously affected by share repurchases and, (iii) the funds resulting from the sale will be used to make capital contributions to the controlled company Supervielle Agente de Negociación S.A.U., representing a viable and efficient alternative for the benefit of the Company and its shareholders.

Yours faithfully,

_______________________

Ana Bartesaghi

Alternate Responsible Officer for Market Relations

Grupo Supervielle S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: January 22, 2025	By:	/s/ Mariano Biglia
		Name:	Mariano Biglia
		Title:	Chief Financial Officer